Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-255134
July 2, 2021

TWINVEE

THE BEST RIDING BOATS ON THE WATER™

Initial Public Offering | **NASDAQ:** VEEE


TWIN VEE

FORWARD-LOOKING STATEMENTS

This presentation includes statements that are, or may be deemed, ''forward-looking statements.'' In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately," "potential" or, in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation; we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation, as a result of, among other factors, the factors referenced in the "Risk Factors" section of our Form S-1 filed with the Securities and Exchange Commission.

In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward-looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation. You should read carefully our "Special Note Regarding Forward-Looking Information" and the factors described in the "Risk Factors" section of our registration statement on Form S-1 initially filed with the Securities and Exchange Commission on April 8th, 2021, as subsequently amended to date.

All product names referenced herein are trademarks of their respective owners.

FREE WRITING PROSPECTUS

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, a division of Fordham Financial Management, Inc., Prospectus Department, 17 State Street, 22nd Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective.

ISSUER:	**Twin Vee PowerCats Co.**
Listing / Symbol	Nasdaq / VEEE
Shares Offered	2,800,000 shares (420,000 shares option)
Expected Price Range	$5.00 to $6.00
Expected Offering Size	$15,400,000
Use of Proceeds	(1) Production and marketing of our larger fully equipped boats; (2) Design, development, testing, manufacturing and marketing of our new line of electric boats; (3) Design, development, testing, manufacturing and marketing of our fully electric propulsion system; (4) Acquisition and development of waterfront property to be used to build, design and manufacture our electric propulsion system as a testing center for our boats; (5) Working capital
Sole Book-Running Manager	ThinkEquity, a division of Fordham Financial Management, Inc.

COMPANY OVERVIEW



- **Founded in 1996:** designing and building catamaran boats for 26 years
- **Location:** Fort Pierce, Florida is considered a boat building mecca with over 30 boat manufacturers located along the Treasure Coast
- **Team:** 85 full time skilled employees including lamination, assembly, rigging, finish, upholstery, small parts and quality control
- **Current Models:** 10 models ranging in size from 24 feet to 36 feet including (4) GFX models and (6) Classic models
- **New Models:** the 340 GFX and 400 GFX should enter production by year end 2021 bringing the total model mix to 12 gas-powered boats
- **Price Points:** $65,000 for a 240 GFX and up to $860,000 for fully equipped 400 GFX
- **Electric Models:** 6 models in development ranging in size from 18 feet to 28 feet
- **Electric Outboard Motors:** Design phase completed, Prototype and Testing phase underway
- **Distribution:** 10 dealers & 14 locations in the U.S. and the Caribbean


ELECTRA
ELECTRA
215

INVESTMENT HIGHLIGHTS


SUZUKI
SUZUKI

- Well known brand among boating enthusiasts for performance, fuel efficiency, ride quality and value
- Retail unit sales of new powerboats specifically increased in 2020 by an estimated 12% compared to 2019. As a result, we believe the total annual addressable market for our products in the U.S. alone is greater than $4.4 billion
- Growing revenue with increasing market demand for our power catamaran models
- An established and expanding portfolio of products
- Introducing larger models; expected to provide higher profit margins
- Sales of outboard engines in the US, which includes outboard motors, increased to a twenty-year high of 329,500 units representing a sales market of $3.4 billion in 2020. Sales of engines with over 200 horsepower rose 17.6% compared to 2019, with over 89,000 units sold
- An early planned entrance into the electric boat market and positioned to ramp up production immediately
- An existing manufacturing plant with the operational efficiencies, mechanical infrastructure, usable factory space, engineers and skilled labor capable of producing electric boats

MANAGEMENT TEAM



Joseph C. Visconti
CEO / PRESIDENT
Joseph Visconti is a seasoned business leader, proficient in building and organizing teams of people to focus on business-driven goals and company success. Joseph has over 25 years of leadership experience as CEO/President in industries including Finance, Real Estate Development, Media, Manufacturing, Sales, and Marketing.



Preston Yarborough
VICE PRESIDENT / DIRECTOR PRODUCT DEVELOPMENT
Preston Yarborough brings over 23 years of marine engineering experience to our team. He has been a managing member since 2002. In addition to his positions of Vice President and Director of Product Development, he holds a seat on the Board of Directors.



Donna M. Barnett
CFO / CONTROLLER
Establishing guidelines, control functions for all aspects of accounting. Self-auditing the financial records historically, preparing financial statements for banks, OTC, and management. Implementing new inventory management and manufacturing software process that integrates with the accounting system.



Daniel Norton
PROJECT MANAGER
Design and Developement of Twin Vee's fully electric propulsions system. Invented Smartlander TM Automatic Boat Docking System. Daniel had Patents awarded and Pending on several Robotic Mechanisms Project Management and is involved with product development, mechanical design and engineering analysis.

TECHNICAL TEAM



Dr. Albert Nazarov

Senior Naval Architect, PHD in Hydrodynamics, Fellow of Royal Institute of Naval Architects and Marine engineers, author of over 100 published research papers.



Tim Whybrew

Tim spent 25 years working as a Senior Operations Executive for two different franchises in Reno, Nevada. Tim has extensive experience in organizing and driving teams of employees.



Aditya Sonwane

Experienced in manufacturing processes, battery research, testing, and analysis. Successful completion of Thesis on the Mechanical integrity of cylindrical lithium-ion batteries.



Pete James Melvin

BS in Aerospace Engineering, owner Melvin & Morrelli famed marine engineers and catamaran designers, Won 25 national sailing championships including multihulls, Designed numerous award winning multihulls.





Jay A. Foster

Jay Foster brings over 25 years of experience in the fields of online development, company branding, design, and media marketing to our team.

U.S. BOATING ECO-SYSTEM

Sales of boats, marine products and services across the country leaped to a 13-year high in 2020 to $47 billion, increasing 9% from the prior year, according to the **National Marine Manufacturers Association.**



140 MILLION
people go boating annually;
50% are under 40 years old
47 BILLION
13-year high sales in 2020
310 THOUSAND
new boats sold annually
estimated by the end 2021

SOURCES:

NMMA National Marine Manufacturers Association

businesswire A BERKSHIRE HATHAWAY COMPANY

PORTFOLIO

TWIN VEE POWERCATS



GAS-POWERED

- One of the leading power catamaran recreational boat builders in the USA
- 10 models ranging in size from 24 feet to 36 feet including (4) GFX models and (6) Classic models
- Increased fuel efficiency due to less drag on the running surface compared to monohull boats
- Known as the "Best Riding Boats on the Water™"

TWIN VEE ELECTRIC



ELECTRIC

- Reduced drag compared to mono-hull electric boats provides longer run times
- Existing boat building infrastructure and manufacturing experience gives us a competitive advantage over startup electric boat manufactures
- Twin Vee electric Inboard/Outboard boats are designed with twin motor redundancy for a "return to port safe" feature
- Existing Twin Vee models offer huge savings in electric boat development time, costs, design, engineering and mold building due to the similarities between models

ELECTRA POWER SPORTS


ELECTRA

ELECTRIC OUTBOARD MOTORS

- A 100% electric outboard motor being designed from the ground up, maximizing component placement and reducing the weight
- Single Uni-body frame design should reduce assembly time and lower manufacturing costs
- Designed with nano-composite thermoplastic dramatically reducing the overall weight of the unit
- 90% fewer moving parts than a typical gas engine dramatically reducing maintenance and downtime

Smart Marine Engineering

- Hull design breaks up incoming water
- Creating aeration and reducing friction
- The aerated water accelerates and passes through the narrowing tunnel
- The water velocity increases
- The aeration of water between the hulls forms a water-cushioned suspension for the boat

Simplified

- Monohulls act like a spoon pushing the boat through the water
- Twin hull boats act like two knives cutting through the water



NOTABLE CUSTOMERS

Stable | Fuel-Efficient | Maneuverable

Commercial Use Vessels

- Navy Seals
- Florida Oceanographic
- Harbor Branch Oceanographic
- Florida Fish and Wildlife Commission
- Sea Tow
- Kimpton SeaFire
- Sandals Resort
- StingRay Watersports
- Shark Addicts - Jupiter, Florida
- Bimini Shark Lab

Media Productions

- James Bond Film
- Pirates of the Carribean
- Chasing Mavericks
- Guy Harvey Project
- Big Wave Photography





007 DEXTER LSU Discovery CHANNEL SHARK WEEK w/Michael Phelps HARBOR BRANCH SEA TOW

TWIN VEE
GAS-POWERED

GFX MODELS



240 CC GFX



240 DC GFX



240 DC SE-X



280 CC GFX


*Available Q4 of 2021

340 CC GFX


*Available Q4 of 2021

400 CC GFX

Classic Models



260 VIVA CLASSIC



260 CC SE CLASSIC



260 CC GF CLASSIC



310 CC GF CLASSIC



360 CC GF CLASSIC

THE BEST RIDING BOAT ON THE WATER™
TWIN VEE

Dealers with Multiple Locations

- Paradise Marine Center - Alabama
- Total Marine - Connecticut
- Total Marine - Maryland
- Total Marine - New Jersey
- United Marine - South Carolina
- VIP Boats and Yachts - Texas
- Stingray Adventures - Grand Cayman Islands
- American Marine Solutions - Puerto Rico


U.S.A


FL
WEFINGS MARINE
CRYSTAL RIVER MARINE
BOAT & MOTOR SUPERSTORES
WEST DIVISION
BOAT & MOTOR SUPERSTORES
EAST DIVISION
TWINVEE
HEADQUARTERS
PALM CITY YACHTS
STUART • LANTANA
BOATHOUSE MARINE CENTER
POMPANO BEACH
SEVEN SPORTS MARINE
Grand Cayman Islands
Puerto Rico

ELECTRIC BENEFITS

2021 models powered with twin inboard/outboard motors



240 - ELECTRIC



280 - ELECTRIC

2022 models powered with the Electra Pro 215HP



180 BAY - ELECTRIC



220 BAY - ELECTRIC



240 BAY - ELECTRIC



260 OCEAN - ELECTRIC

TWIN VEE ELECTRIC

- Electric motors are significantly more efficient than gas-powered motors
- Electric motors typically have low maintenance costs and downtime
- Electric motors require no warm-up period
- Electric motors can operate at peak performance within seconds of starting
- Less vibration, less noise, no toxic fumes

Electra Power Sports 215HP

Designed to enter the market as the lightest, and the most powerful electric outboard motor

- Designed with nanocomposite thermoplastic material
- 90% the strength of aluminum
- 50% the weight of aluminum
- Uni-body design and construction
- Less parts to assemble = lower manufacturing costs
- Interchangeable lower units; jet propulsion or propeller




ELECTRA

MOTOR SPECIFICATIONS

POWER	215 HP
TORQUE	500 FT/LBS
CONTINUOUS POWER	125 HP
VOLTAGE	400 V
EFFICIENCY	95%
WEIGHT	360 lbs
LITHIUM BATTERY	50 kwh expandable to 400 kWH
SHAFT LENGTH	20, 25 & 30 inch availability

*Available in multiple color combinations




Speed Controller
160KW Induction Motor

ELECTRA PRO COMPONENTS


Gateway
Multifunctional display
Charger
Electronic throttle
Lithium-ion battery
ELECTRA
Smartphone app
Charger

Interchangeable lower unit with jet propulsion or propeller option
*Patent Pending

NEW PRODUCT TIMELINE

Q3 through Q4 2021
340 GFX & 400 GFX

Enter Marketplace

Twin Vee's offshore PowerCats should begin arriving on dealer lots for customer deliveries

Q3 through Q4 2021
Electra Pro 215HP

Prototype & Testing

Electra will continue prototyping and begin testing what we believe to be the lightest and be the most powerful fully electric outboard motor available

Q4 2021
240 & 280 Electric

Begin Production

Twin Vee's popular 24 and 28 foot boats with sporty designs, dual motors and inboard/out-board fully electric propulsion

2022
4 New Electric Models

Continued Development

Twin Vee will be introducing four newly designed models ranging in size from an 18-foot BayCat to a 26-foot twin motor OceanCat. All four models will utilize the Electra Pro 215HP outboard

2022
Electra 215HP

Sales and Marketing

Develop sales, marketing, dealer distribution and support infrastructure to ramp up sales

TWINVEE

INCOME STATEMENTS

	For the Quarters ended March 31		For the Fiscal Years ended December 31	
	2021	2020	2020	2019
Net Sales	$ 3,207,643	$ 2,666,857	$ 11,063,619	$ 10,432,517
Cost of Products Sold	1,719,737	1,497,623	6,289,316	6,354,968
Gross Profit	1,487,906	1,169,234	4,774,303	4,077,549
Total Operating Costs	1,333,144	1,030,198	4,053,469	4,238,776
Income / (loss) from Operations	154,762	139,036	720,834	(161,227)
Total other income (expense), net	22,813	60,380	450,243	(165,468)
Net Income (loss) before income tax expenses	$ 131,949	$ 78,656	$ 1,171,077	(326,695)
Basic and diluted gain income / (loss) per common share	$ 0.03	$ 0.02	$ 0.30	$ 0.09
Weighted average common shares outstanding	4,000,000	4,000,000	4,000,000	4,000,000

BALANCE SHEET DATA

	As of March 31, 2021	
	Actual	As Adjusted*
Balance Sheet Data		
Cash	$ 1,096,330	$ 14,287,330
Total Assets	$ 6,200,759	$ 19,391,759
Total Liabilities	$ 4,519,970	$ 4,519,970
Accumulated deficit	(874,598)	(874,598)
Total stockholders' equity	1,680,789	14,871,789
Total liabilities and stockholders' equity	$ 6,200,759	$ 19,391,759

*The as adjusted balance sheet data in the table above reflects the sale and issuance by us of 2,800,000 shares of our common stock in this offering, based upon the assumed initial public offering price of $5.50 per share, the midpoint of the expected price range, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

CAP STRUCTURE

Securities Outstanding Pre-Offering

Common Stock	4,000,000
Options*	492,500
Fully Diluted Pre-Offering	4,492,500

*We will grant options to purchase an aggregate of 492,500 shares of our common stock at an exercise price equal to the closing price of our common stock upon the closing of the IPO.

INVESTMENT SUMMARY

- A nationally recognized power catamaran manufacturer that has designed, built, and delivered thousands of boats all over the world for a wide array of commercial and recreational applications.

- An experienced team of engineers, designers and boat builders committed to product development and introducing new models year after year. Five new models were introduced in 2019 and 2020. Two gas-powered models and two electric models are planned for the second half of 2021.

- An established national network of boat dealers that support, promote, and sell Twin Vee boats through physical locations, boat shows, and online marketing. Twin Vee continues to develop and expand our distribution channels as new models are introduced.

- Favorable market conditions with high demand for recreational boats are expected to drive new unit sales growth.

- Twin Vee has the existing factory infrastructure, skilled workforce, supply chain vendors, national distribution, and brand loyalty all ready to introduce electric boats faster and more efficiently to the market than startup manufacturers.

TWIN VEE GFX MODELS



240 GFX



240 DC GFX



240 DC SE-X



280 GFX

TWIN VEE CLASSIC MODELS


260 GF Classic


260 VIVA Classic


260 SE Classic


360 GF Classic


TWIN VEE

240 ELECTRIC


TWIN VEE
ELECTRIC




ELECTRA

ELECTRA 215HP





TWIN VEE

THE BEST RIDING BOATS ON THE WATER™

ELECTRA

POWER SPORTS



Twin Vee PowerCats Co.
3101 S US Highway
Fort Pierce, Florida 34982

FOR MORE INFORMATION

Joseph C. Visconti
CEO/PRESIDENT

Email: Information@TwinVee.com
Phone: 772.429.2525
Online: TwinVee.com